UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Amneal Pharmaceuticals, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01
(Title of Class of Securities)

03168L105
(CUSIP Number)

Tushar Patel
c/o Tarsadia Investments, LLC
520 Newport Center Drive, Twenty-First Floor
Newport Beach, CA 92660
(949) 610-8015
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 31, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Tushar Patel
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 53,578,209
	8	Shared Voting Power 0
	9	Sole Dispositive Power 53,578,209
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Reporting Person 53,578,209
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 29.5%
14	Type of Reporting Person IN

This Amendment No. 1 to Schedule 13D is filed to amend and restate the Schedule 13D (the “Original Schedule 13D”) filed by the Reporting Person (as defined below) on July 9, 2018 in respect of the shares of the Class A Common Stock, par value $0.01 per share, of Amneal Pharmaceuticals, Inc., a Delaware corporation.

The Original Schedule 13D is hereby amended and restated to read as follows:

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Amneal Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 400 Crossing Boulevard, Third Floor, Bridgewater, New Jersey 08807.

Item 2.	Identity and Background.

The Schedule 13D is being filed by Tushar Patel (the “Reporting Person”).

The present principal occupation of Tushar Patel is serving as Chairman of Tarsadia Investments, LLC.

The Tushar Patel Family Trust dated January 27, 2002 (the “Trust”) is a revocable trust governed by the laws of the State of California established by Tushar Patel, of which he is the sole trustee.

The business address of each Reporting Person is c/o Tarsadia Investments, LLC, 520 Newport Center Drive, Twenty-First Floor, Newport Beach, California 92660.

During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Trust received 53,578,209 common units (“Common Units”) of Amneal Pharmaceuticals LLC (“Amneal LLC”) and 53,578,209 shares of Class B Common Stock (“Class B Common Stock”) of the Issuer in the Distribution (as defined below) for no consideration as described in Item 4 herein.  The Common Units may be redeemed at any time for shares of the Issuer’s Class A Common Stock on a 1-to-1 basis.

Item 4.	Purpose of Transaction.

Distribution Transaction

On July 5, 2018, APHC Holdings, LLC (“APHC”) made a pro rata, in-kind distribution of 171,260,707 Common Units of Amneal LLC and 171,260,707 shares of Class B Common Stock of the Issuer to its members for no consideration (the “Distribution”) as part of the plan of dissolution and liquidation of APHC. The Trust received 53,578,209 Common Units and 53,578,209 shares of Class B Common Stock in the Distribution for no consideration.  The Common Units may be redeemed at any time for shares of the Issuer’s Class A Common Stock on a 1-to-1 basis.

Stockholders Agreement

On October 17, 2017, the Issuer and the members of Amneal LLC entered into a stockholders agreement that was subsequently amended and restated on December 16, 2017 (the “Stockholders Agreement”), which sets forth, among other things, certain rights and obligations of the parties with respect to: the corporate governance of the Issuer, including director designation rights and the composition of committees of the Issuer’s Board of Directors (the “Board”); consent rights; restrictions on transfer, acquisitions and dispositions of securities of the Issuer by Amneal LLC and its affiliates; registration rights; and other matters set forth therein. As a result of the Distribution, the recipients of the Common Units (the “Successors”), including the Trust, succeeded to certain rights and obligations of APHC under the Stockholders Agreement. Pending the completion of its dissolution and liquidation, APHC will continue to serve as the Amneal Group Representative (as that term is defined in the Stockholders Agreement).

Director Designation

For so long as APHC, the Successors, or any of their affiliates, successors and permitted assigns, beneficially owns more than 50% of the outstanding Class A Common Stock, Class B Common Stock and/or Class B-1 Common Stock (collectively, the “Common Stock”), APHC may designate for nomination to the Issuer’s Board (i) the lowest number of directors that constitutes a majority of the Issuer’s Board; (ii) two of the four directors serving on each of the nominating committee and compensation committee; and (iii) two Co-Chairmen of the Issuer’s Board. Pursuant to the Stockholders Agreement, seven directors have been designated to the Board, including Chintu Patel and Chirag Patel, who were designated Co-Chairmen of the Board.

In the event that APHC, the Successors, or any of their affiliates, successors and permitted assigns, beneficially owns less than 50% but more than 10% of the outstanding Common Stock, APHC may designate a number of directors proportionate to the aggregate beneficial ownership of the outstanding Common Stock (rounded up to the nearest whole number) of APHC, the Successors, and their affiliates, successors and permitted assigns, and each of the Issuer’s Board committees (other than the audit committee) will include at least one director designated by APHC.

For so long as APHC, the Successors, or any of their affiliates, successors and permitted assigns, beneficially owns at least 10% of the outstanding Common Stock, APHC and the Successors have agreed to vote any voting securities of the Issuer held by them in favor of all director designee’s recommended by the Issuer’s Board.

Consent Rights

For so long as APHC, the Successors, or any of their affiliates, successors and permitted assigns, beneficially owns more than 25% of the outstanding Common Stock, the Issuer has agreed not to (i) amend, modify, or repeal any provision of the Issuer’s charter or bylaws in a manner that adversely impacts APHC, the Successors, or any of their affiliates, successors and permitted assigns; (ii) effect any change in the authorized number of directors, except pursuant to the Stockholders Agreement; (iii) create or reclassify any new or existing class or series of capital stock to grant rights, preferences, or privileges with respect to voting, liquidation, redemption, conversion or dividends that are senior to or on parity with those of the shares of the Issuer; or (iv) consummate any transaction as a result of which (a) more than 50% of the outstanding shares of the Issuer will be beneficially owned by any persons other than APHC, the Successors or any of their affiliates, successors and permitted assigns, and (b) APHC, the Successors, or any of their affiliates, successors and permitted assigns receives an amount or form of consideration different than that which is granted to other holders of shares of the Issuer.

Restrictions on Transfers and Acquisitions

For a period of 180 days following the business combination of Impax Laboratories, Inc. and Amneal LLC (the “Lock-up Period”), APHC and the Successors have agreed not to, without the prior written consent of the conflicts committee of the Board, transfer any shares of the Issuer, other than (i) pursuant to a tender or exchange offer approved or recommended by the Board; (ii) pursuant to any merger, share exchange, sale of all or substantially all of the Issuer’s assets or similar transaction; (iii) transfers to affiliates of APHC or the Successors; (iv) transfers in connection with any pledge made pursuant to a loan or other financing transaction; and (v) transfers to family members of the Successors or to trusts for the benefits of such family members. Following the expiration of the Lock-up Period, APHC and the Successors generally may not transfer more than 15% of the outstanding shares of Class A Common Stock in any 12-month period without the approval of the conflicts committee other than in a registered offering.

Standstill Provisions

Until the earlier of (i) May 4, 2021 and (ii) such time when the Successors beneficially own less than 20% of the outstanding shares of the Issuer, the Successors will not, without the prior written consent of the conflicts committee, directly or indirectly, be permitted to: (i) acquire beneficial ownership of shares of Common Stock (except in limited circumstance); (ii) publicly seek a change in the composition or size of the Issuer’s Board, except in furtherance of the provisions of the Stockholders Agreement; (iii) deposit any shares of the Issuer into a voting trust or subject any such stock to any proxy or agreement that conflicts with the Trust’s obligations under the Stockholders Agreement; or (iv) call for any general or special stockholders meeting or publicly solicit proxies in connection with the election and removal of directors.

Participating and Registration Rights

The Issuer has granted the Successors the right, to the extent permitted under the New York Stock Exchange (“NYSE”) rules, to purchase their pro rata portion of any securities of the Issuer (other than certain excluded securities) that the Issuer proposes to issue or sell, which right is exercisable by APHC on behalf of the Successors.

If stockholder approval is required under the NYSE rules for the issuance or sale of securities, the Issuer may issue or sell securities to such other persons prior to obtaining such stockholder approval, subject to a notice of issuance, and the Issuer will use its reasonable best efforts to obtain such approval. After receipt of such approval, the Issuer will issue or sell the securities that the Successors have irrevocably elected to purchase to the Successors, on the terms set forth in the relevant notice of issuance.

The Issuer also agreed to use its reasonable best efforts to become eligible to use Form S-3 and, upon becoming eligible, the Issuer will promptly file a shelf registration statement on Form S-3 (the “Shelf Registration Statement”) registering the resale of all of the Class A Common Stock held by the Successors. The Issuer also agreed to maintain effectiveness of the Shelf Registration Statement until such time as the Successors no longer hold Common Stock.

The Issuer is entitled to postpone and delay the filing or effectiveness of any registration statement or the offer or sale of any shares beneficially owned by the Successors (i) for reasonable periods of time in advance of the release of the Issuer’s quarterly and annual financial results and (ii) for reasonable periods of time, not in excess of 60 calendar days in any 12-month period and in no event more than two times in any 12-month period if certain conditions are met.

Amneal LLC Agreement

In connection with the closing of the business combination of Impax Laboratories, Inc. and Amneal LLC, Amneal LLC entered into and is governed by the Amneal Pharmaceuticals LLC Agreement, which sets forth, among other things, certain transfer restrictions on the Common Units, and rights to acquire Common Units in certain circumstances. The Amneal Pharmaceuticals LLC Agreement provides that the Issuer may not redeem, repurchase or otherwise acquire (i) any shares of Class A Common Stock or Class B-1 Common Stock of the Issuer, unless substantially simultaneously Amneal LLC redeems, repurchases or otherwise acquires from the Issuer an equal number of Common Units for the same price per security or (ii) any other equity security of the Issuer unless substantially simultaneously Amneal LLC redeems, repurchases or otherwise acquires from the Issuer an equal number of equity securities of Amneal LLC of a corresponding series or class for the same price per security.

General

The Trust acquired the securities described in this Schedule 13D for investment purposes and the Reporting Person intends to review the Trust’s investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the restrictions in the Stockholders Agreement, the Trust may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person, the Trust and their designees to the Board may engage in discussions with management, the Board, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by the Reporting Person, as well as the number of shares of Class A Common Stock as to which the Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 128,150,588 shares of Class A Common Stock outstanding as disclosed in the Issuer’s Quarterly

Report on Form 10-Q for the fiscal quarter ended June 30, 2019.

Reporting Person	Amount beneficially owned(1)	Percent of class(1)	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote(1)	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition(1)
Tushar Patel	53,578,209	29.5%	53,578,209	0	53,578,209	0

(1)  Reflects the aggregate number of Common Units beneficially owned by the Reporting Person.  The Common Units may be redeemed at any time for shares of the Issuer’s Class A Common Stock on a 1-to-1 basis.  Assumes the redemption of all Common Units beneficially owned by each Reporting Person.

(c)	During the past 60 days, no Reporting Person has effected any transactions in the Class A Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Stockholders Agreement and the Amneal Pharmaceuticals LLC Agreement, and is incorporated herein by reference. A copy of each of these agreements was attached as an exhibit to the Original Schedule 13D, and each is incorporated herein by reference.

On May 31, 2019, the Reporting Person, the Trust and Urvashi Patel (collectively, the “Borrowers”) entered into a Second Amended and Restated Line of Credit Note (the “Note”) with JPMorgan Chase Bank, N.A. (“JPMorgan”).  In connection therewith, the Trust agreed to pledge to JPMorgan 53,578,209 Common Units (including the shares of Class A Common Stock issued upon any redemption thereof) and the 53,578,209 shares of Class B Common Stock associated therewith (the “Collateral”), to secure the obligations of the Borrowers under the Note, pursuant to an Amended and Restated Pledge and Security Agreement, dated as of January 31, 2019, by and between the Trust and JPMorgan (the “Security Agreement” and, together with the Note, the “Loan Documents”).  The obligations of the Borrowers under the Note mature on May 31, 2021.  Upon the occurrence of certain events that are customary with this type of transaction, JPMorgan may exercise its rights to foreclose on, and dispose of, the Collateral in accordance with the Loan Documents.  A copy of the Security Agreement is attached as an Exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1
Second Amended and Restated Stockholders Agreement, dated as of December 16, 2017, by and among the Amneal Group and Atlas Holdings, Inc. (incorporated by reference to Annex B to the Issuer’s Registration Statement on Form S-4 filed on February 6, 2018).

2	Third Amended and Restated Limited Liability Company Agreement, adopted as of May 4, 2018 (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on May 7, 2018).
3	Amended and Restated Pledge and Security Agreement, dated as of January 31, 2019, by and between The Tushar Patel Family Trust dated January 27, 2002 and JPMorgan Chase Bank, N.A.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 26, 2019

/s/ Tushar Patel
Tushar Patel